06009395

[S]... [CO]MMISSION ...49

SEC MAIL PROCESSING RECEIVED AUG 29 2006 WASH. D.C. 213 SECTION

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 39732

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/05 (MM/DD/YY) AND ENDING 06/30/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Partners Investment Network, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

601 W. Riverside Ste 940
(No. and Street)

(City)	(State)	(Zip Code)
Spokane	WA	99201

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Ostersmith — 509-838-4432 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LeMaster and Daniels PLLC
(Name – *if individual, state last, first, middle name*)

(Address)	(City)	(State)	(Zip Code)
601 W. Riverside Ste 700	Spokane	WA	99201

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
OCT 13 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Gene G. Branson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Partners Investment Network, Inc., as of August 02, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NANCY LEA COLLINS
NOTARY PUBLIC
STATE OF WASHINGTON
COMMISSION EXPIRES
APRIL 17, 2010

Nancy Lea Collins
Notary Public

Gene Branson
Signature

President
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PARTNERS INVESTMENT NETWORK, INC.

Financial Statements and Independent Auditors' Report

June 30, 2006

Partners Investment Network, Inc.

Contents

LE MASTER &
DANIELS PLLC

ACCOUNTING
AND
CONSULTING
SERVICES

MEMBER OF
THE
McGLADREY
NETWORK

SPOKANE
BOISE
COLFAX
GRANDVIEW
MOSES LAKE
OMAK
OTHELLO
QUINCY
TRI-CITIES
WALLA WALLA
WENATCHEE
YAKIMA

INDEPENDENT AUDITORS' REPORT

Board of Directors
Partners Investment Network, Inc.
Spokane, Washington

We have audited the accompanying statement of financial condition of Partners Investment Network, Inc., as of June 30, 2006, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Partners Investment Network, Inc., as of June 30, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information presented on page 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

LeMaster & Daniels PLLC

Spokane, Washington
July 28, 2006

Partners Investment Network, Inc.

Statement of Financial Condition — June 30, 2006

Assets

Cash		$ 328,341
Deposit with clearing organization		50,000
Receivable from clearing organization		106,982
Furniture, equipment, and leasehold improvements, net		22,543
Income taxes receivable		5,252
Other assets		30,704
		$ 543,822

Liabilities and Stockholders' Equity

LIABILITIES:		
Accrued payroll expenses		$ 168,616
Profit-sharing payable		31,959
Other accounts payable		7,611
Lease payable		6,906
Total liabilities		215,092
STOCKHOLDERS' EQUITY:		
Common stock – no par value; 500,000 shares authorized; 122,094 shares issued and outstanding	$ 214,727	
Retained earnings	114,003	
Total stockholders' equity		328,730
		$ 543,822

See accompanying notes to financial statements.

Statement of Operations

Year Ended June 30, 2006

REVENUES:		
Commissions		$ 1,504,022
Investment gains, net		5,320
Interest and dividends		10,409
Other income		81,479
		1,601,230
EXPENSES:		
Salaries	$ 1,026,879	
Occupancy and equipment rental	163,285	
Insurance	91,633	
Payroll taxes	79,738	
Brokerage fees	22,982	
Depreciation and amortization	10,984	
Taxes, other than income taxes	35,892	
Legal and accounting	16,867	
Telephone	30,923	
Other expense	35,081	
Contract commissions	6,132	
Office supplies and postage	23,284	
Membership, dues, and publications	15,357	
Profit sharing	31,959	
Advertising	4,953	
		1,595,949
INCOME BEFORE INCOME TAX		5,281
FEDERAL INCOME TAX		-
NET INCOME		$ 5,281

See accompanying notes to financial statements.

Partners Investment Network, Inc.

Statement of Changes in Stockholders' Equity — Year Ended June 30, 2006

	Common Stock		Retained	
	Shares	Amount	Earnings	Total
BALANCES, BEGINNING OF YEAR	122,094	$ 214,727	$ 108,722	$ 323,449
ADD:				
Net income	-	-	5,281	5,281
BALANCES, END OF YEAR	122,094	$ 214,727	$ 114,003	$ 328,730

See accompanying notes to financial statements.

Partners Investment Network, Inc.

Statement of Cash Flows — Year Ended June 30, 2006

Increase (Decrease) in Cash

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 5,281
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	10,984
Decrease (increase) in assets:	
Receivable from clearing organization	(5,204)
Marketable securities, net	9,585
Other assets	6,612
Increase in liabilities:	
Accounts payable and accrued liabilities	41,556
Profit-sharing payable	24,626
Net cash provided by operating activities	93,440
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of equipment	(2,697)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Payments on capital lease	(3,700)
NET INCREASE IN CASH	87,043
CASH, BEGINNING OF YEAR	241,298
CASH, END OF YEAR	$ 328,341

Supplemental Disclosures of Cash Flows Information:

Cash paid for interest	$ 2,056
Cash paid for income taxes	$ -

See accompanying notes to financial statements.

NOTE 1 — ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Organization:

Partners Investment Network, Inc. (the Company) was organized on May 31, 1988. The Company is registered with the Securities and Exchange Commission as a broker/dealer of securities under the provisions of the Securities and Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. (the NASD). The majority of the Company's clients are located in the Pacific Northwest.

The Company has an agreement (the Clearing Agreement) with a clearing organization (the Clearing Organization) to clear securities transactions, carry customers' accounts on a fully disclosed basis and perform certain record-keeping functions. Accordingly, the Company operates under the exemptive provisions of Securities and Exchange Commission (the SEC) Rule 15c3-3(k)(2)(ii).

Summary of Significant Accounting Policies:

Revenue recognition – Commission revenues from customer securities transactions are recorded on a trade-date basis.

Cash equivalents – For purposes of statement of financial condition classification, the Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

Furniture, equipment, and leasehold improvements – Furniture, equipment, and leasehold improvements are stated at cost. Depreciation on furniture and equipment is provided over the estimated useful lives of the individual assets ranging from three to seven years using the straight-line method. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease. Major additions and betterments are charged to the equipment and leasehold improvements accounts. Costs of maintenance and repairs that do not extend the life of the respective asset are expensed.

Income taxes – The Company accounts for income taxes in accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 109, *Accounting for Income Taxes.* Under the asset and liability method prescribed by SFAS No. 109, deferred income taxes are provided for temporary differences between the financial reporting and tax bases of assets and liabilities. There were no material temporary differences at June 30, 2006, so no deferred tax assets or liabilities are reflected in the accompanying financial statements.

Credit risk – The Company deposits its cash and temporary cash investments with high quality financial institutions. At times, such deposits and investments may be in excess of the insurance limits provided by the Federal Deposit Insurance Corporation or the Securities Investor Protection Corporation.

Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 — CLEARING AGREEMENT:

The Clearing Agreement provides the Clearing Organization with a lien upon and security interest in all of the Company's property held by the Clearing Organization, including but not limited to securities, deposits, cash, and receivables. Substantially all of the Company's receivables and securities are held at the Clearing Organization.

Pursuant to the Clearing Agreement, the Company is required to maintain a collateral deposit of $50,000 against potential losses due to nonperformance by its customers.

NOTE 3 — FURNITURE, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS:

Furniture, equipment, and leasehold improvements at June 30, 2006, are summarized as follows:

Office equipment	$ 157,435
Furniture and fixtures	92,153
Leasehold improvements	5,949
	255,537
Less accumulated depreciation and amortization	232,994
	$ 22,543

NOTE 4 — LEASE COMMITMENTS:

The Company leases office and parking space in Spokane, Washington, under agreements that are accounted for as operating leases that expire August 2010. Minimum monthly payments include base rent and shared operating costs that are adjusted annually on January 1.

The Company leases office space in Wenatchee, Washington, under a one-year agreement (February 2006 to February 2007).

As of June 30, 2006, future minimum lease payments under the above-referenced operating leases are as follows:

Years Ending June 30,	Amount
2007	$ 75,300
2008	77,559
2009	79,886
2010	82,282
2011	13,781
	$ 328,808

NOTE 4 — LEASE COMMITMENTS (continued):

The Company also leases information retrieval equipment and office equipment under various operating leases.

Rent expense for both office space and equipment for the year ended June 30, 2006, was $163,285.

The Company leases computer equipment under a capital lease. As of June 30, 2006, future minimum lease payments under the capital lease are as follows:

Years Ending June 30,	Amount
2007	$ 5,754
2008	2,398
Total minimum lease payments	8,152
Less amount representing interest	1,246
Present value of net minimum lease payments	$ 6,906

NOTE 5 — LINE OF CREDIT:

The Company has a line of credit agreement with a bank that is personally guaranteed by the stockholders. This line of credit provides for borrowings up to $200,000 and accrues interest at the bank's index rate plus 0.25% (8.5% at June 30, 2006). The line of credit matures September 10, 2006. At June 30, 2006, there was no outstanding balance.

NOTE 6 — OFF-BALANCE-SHEET RISK:

In the normal course of business, the Company executes, both as agent and principal, transactions on behalf of its customers. Pursuant to the Clearing Agreement, the Clearing Organization acts as principal in agency transactions. If the agency transaction does not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the securities differs from the contract amount of the transaction.

The Company does not anticipate nonperformance by customers or counterparties in the above situations. The Company's policy is to monitor its market exposure and counterparty risk. In addition, the Company has a policy of reviewing the credit standing of each counterparty and customer with which it conducts business.

NOTE 7 — INCOME TAXES:

The provision for federal income tax in the accompanying statement of operations differs from the amount computed at the current federal statutory rates as set forth below at June 30, 2006:

Tax expense at current federal statutory rates	$ 800
Effect of nondeductible items and other	(800)
Income tax expense	$ -

NOTE 8 — NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2006, the Company had net capital of $270,231, which was $220,231 in excess of the required net capital. The Company's aggregate indebtedness to net capital ratio was 0.77 to 1 at June 30, 2006.

NOTE 9 — PROFIT-SHARING PLAN:

The Company has a qualified 401(k) savings and profit-sharing plan for all eligible employees who have attained 21 years of age and completed 1,000 hours of service within the first 12 consecutive months of employment.

The Company's contributions to the 401(k) plan are based on top-heavy minimum contribution calculations as well as on the Board of Directors' discretion. Contributions to the Plan were $31,959 for the year ended June 30, 2006.

NOTE 10 — RELATED-PARTY TRANSACTIONS:

The Company receives reimbursement for back office services provided to an entity related by common ownership and management. Total reimbursements received for the year ended June 30, 2006, were approximately $185,000. As of June 30, 2006, approximately $23,000 was due from the related party.

SUPPLEMENTAL INFORMATION

Partners Investment Network, Inc.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

June 30, 2006

NET CAPITAL:		
Total stockholders' equity		$ 328,730
DEDUCTIONS AND CHARGES:		
Nonallowable assets:		
Furniture, equipment, and leasehold improvements	$ 22,543	
Income taxes receivable	5,252	
Other assets	30,704	
Total deductions and charges		58,499
HAIRCUTS ON SECURITIES		-
NET CAPITAL		$ 270,231
AGGREGATE INDEBTEDNESS:		
Accrued payroll expenses		$ 168,616
Profit-sharing payable		31,959
Other accounts payable		7,611
TOTAL AGGREGATE INDEBTEDNESS		$ 208,186
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital, the greater of $50,000 or 6⅔% of aggregate indebtedness		$ 50,000
CAPITAL IN EXCESS OF MINIMUM REQUIREMENT		$ 220,231
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		0.77 to 1

STATEMENT PURSUANT TO RULE 17A-5(d)(4):

A reconciliation with the Company's computations of net capital as reported was not prepared as there are no material differences between the Company's computation of net capital included in its unaudited Form X-17A-5 Part IIA and the computation contained herein.

See accompanying independent auditors' report.